Exhibit (h)(20)

Amended and Restated Appendix A to the Fund Accounting Agreement

by and between BMO Funds, Inc. and State Street Bank & Trust Company

Portfolio

BMO Pyrford International Stock Fund

BMO LGM Emerging Markets Equity Fund

BMO TCH Emerging Markets Bond Fund

BMO Global Low Volatility Equity Fund

BMO Alternative Strategies Fund

BMO Disciplined International Equity Fund

BMO Global Long/Short Equity Fund